ASSIGNMENT OF CUSTODY AGREEMENT

THIS AGREEMENT (the "Assignment"), is made and entered into as of this 8th day of August, 2022 among Index Funds the "Trust"), a Delaware statutory trust, MUFG Union Bank,

N.A. ("Union Bank"), and U.S. Bank, N.A. ("U.S. Bank"), each a national banking association organized and existing under the laws of the United States of America.

WHEREAS, the Trust has entered into a Custody Agreement with Union Bank dated April 17, 2015, (together with all Addenda, Appendices and Supplements thereto, the "Custody Agreement") pursuant to which Union Bank was appointed the custodian to certain series of the Trust (as defined in the Custody Agreement); and

WHEREAS, U.S. Bank acquired Union Bank's Debt Servicing and Securities Custody Services client portfolio effective March 15, 2021 (the "Acquisition"), which resulted in the transfer of the Custody Agreement to U.S. Bank by operation of law pursuant to Depository Corporation Sale, Merger, and Conversion Law, CA Fin Code § 4800 (2016); and

WHEREAS, Section 19 of the Custody Agreement provides in relevant part that it may not be assigned by either party, nor may the duties of either party be delegated, without the prior written consent of the other party; and

WHEREAS, the Trust wishes for U.S. Bank to continue to serve as Custodian to the Trust, and U.S. Bank wishes to continue to so serve following the Acquisition described above.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and in the Custody Agreement, in accordance with paragraph of Section 19 of the Custody Agreement, the parties agree as follows:

1.	Assignment.

Effective as of the date indicated above, Union Bank hereby assigns all of its rights, duties, and obligations under the Custody Agreement to U.S. Bank; and in accordance with Section 20 of the Custody Agreement, the Trust consents to such assignment.

2.	Performance of Duties.

Effective as of the date indicated above, U.S Bank hereby assumes and agrees to perform all of Union Bank's duties and obligations under the Custody Agreement and be subject to all of the terms and conditions of said Agreement, inclusive of all Addenda, Appendices and Supplements thereto, as if they applied to U.S. Bank.

3.	Consent.

The Trust hereby consents to this assignment of Union Bank's rights, duties and obligations under the Custody Agreement to U.S. Bank and the assumption by U.S. Bank of all such rights, duties, and obligations, and agree, subject to the terms and conditions of the Custody Agreement, and looks to U.S. Bank for the performance of the duties and obligations previously provided by Union Bank under the Custody Agreement after the effective date as described above.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

Index Funds                                                               U.S. BANK, N.A.

By: /s/ Michael Willis                                                     By: /s/ Gregory Farley

Name:Michael Willis                                                      Name: Gregory Farley

Title:President                                                                Title: Senior Vice President

MUFG UNION BANK, N.A.

By: /s/ Brian Davies

Name: Brian Davies

Title: Director